
November 29, 2022

Stone Douglass
Chief Executive Officer
GeoSolar Technologies, Inc.
1400 16th Street, Ste 400
Denver, Colorado 80202

   Re: GeoSolar Technologies, Inc.
     Offering Statement on Form 1-A
     Post-qualification Amendment No. 2
     Filed November 17, 2022
     File No. 024-11859

Dear Stone Douglass:

  We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Qualification Amendment on Form 1-A

General

1. We note your response to comment 3. It continues to appear that Rialto is acting as an underwriter in the distribution of your securities. We note that the FINRA no objections letter refers to "proposed underwriting terms and arrangements" and that Rialto will be paid up to two percent of the offering proceeds. Please clarify why you believe the activities of Rialto, coupled with the compensation it will receive, do not constitute "participation" in the distribution.

2. We note your response to comment 7. It appears that you are seeking to register the issuance of up to 4,700,000 shares of common stock underlying your convertible notes that were issued to investors in private placements. Revise your disclosure to clarify if the securities were convertible or exercisable within one year of purchase. If the notes are

convertible within one year of purchase, revise your offering statement to remove the offer and sale of the underlying securities. Refer to Securities Act Sections Compliance and Disclosure Interpretations 103.04.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Evan Ewing at 202-551-5920 or Geoffrey Kruczek at 202-551-3641 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: William T. Hart